Chunghwa Telecom Reports Un-audited Consolidated Operating Results for the First Quarter of 2014

TAIPEI, Taiwan, R.O.C. April 30, 2014 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the first quarter of 2014. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

First Quarter 2014 Financial Highlights

Total revenue decreased by 2.8% to NT$55.06 billion

Mobile communications revenue decreased by 1.4% to NT$27.51 billion

o	Mobile value-added services (VAS) revenue increased by 23.4% to NT$8.05 billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing by 32.6%

o	Handset sales revenue decreased by 7.4% to NT$8.42 billion

Internet revenue increased by 1.9% to NT$6.13 billion

o	Internet VAS revenue increased by 10.4% to NT$0.67 billion

Domestic fixed communications revenue decreased by 5.0% to NT$17.15 billion

International fixed communications revenue decreased by 0.5% to NT$3.80 billion

Total operating costs and expenses decreased by 4.9% to NT$43.15 billion

Net income increased by 10.9% to NT$10.20 billion

Basic earnings per share (EPS) was NT$1.32

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom stated “The overall goal we are putting in place is to transform our company into a full-service, digital convergence service provider. We will continue to build out our high-speed infrastructure in order to provide seamless mobile and fixed broadband services. We also plan to offer 300Mbps to 1Gbps and LTE mobile high speed broadband access services, which will help facilitate our innovative digital convergence value added service offerings that targets the individual customer, household, and enterprise markets. In this context, we will continue strengthening our MOD services to ensure a gateway into our customers’ homes.

Our key goal for this year is focused on business development, with an emphasis on the 4G, enterprise revenue, and fiber segments. First, as many of you know, we plan to roll out 4G services in July this year. Our aim is to acquire at least 40% of the 4G market share by the end of 2014. Second, we want to further increase our enterprise revenue share by offering a total solution package to SMEs which includes ICT and cloud services. And finally, we will be offering a fiber convergence plan that combines broadband and MOD packages so that we can stimulate both fiber migration and MOD subscriptions growth.

Moving on, our next goal is to reallocate resources so that we can enhance our operating and financial efficiency. In order to achieve this goal, we plan on investing capitals more efficiently in our build outs and controlling operating expenses while allowing for a moderate expansion in the marketing budget.

Our final strategic goal is to leverage our existing resources to grow our business. To this end, we will focus on further monetizing our fiber network by increasing its capacity usage, which in turn will help to control Capex. We will also leverage our R&D capability to develop new and innovative products and services so that we can continue to drive growth and deliver improved returns for our shareholders.”

Revenue

Chunghwa Telecom’s total revenues for the first quarter of 2014 decreased by 2.8% to NT$55.06 billion, which was comprised of 50.0% mobile, 11.1% internet, 31.1% domestic fixed, 6.9% international fixed, and 0.9% from other businesses.

Mobile business revenue for the first quarter 2014 decreased by 1.4% to NT$27.51 billion. Although mobile VAS revenue continued to grow, the growth was offset by the decrease in mobile voice revenue and handset sales, including Senao’s open channel sales. The decline of mobile voice revenue was due to market competition and promotional packages, while the decline in handset sales revenue was due to a higher proportion of sales derived from mid- to-low tier smartphones as compared to the same period last year.

Internet business revenue for the first quarter of 2014 increased by 1.9% year-over-year to NT$6.13 billion. The increase was primarily attributable to higher internet value-added service.

Domestic fixed revenue for the first quarter of 2014 decreased by 5.0% year-over-year to NT$17.15 billion. This was mainly due to the decrease in local and DLD service revenue, which decreased by 5.5% and 4.0% respectively because of increased mobile and VoIP substitution. Broadband access revenue stayed flat year-over year at NT$4.82 billion.

International fixed revenue decreased by 0.5% to NT$3.80 billion, mainly due to lower international long distance revenue because of market competition.

Other revenue decreased by 43.6%, primarily due to higher property sales and government information system construction revenue from our subsidiaries in the same period of last year.

Operating Costs and Expenses

Total operating costs and expenses for the first quarter of 2014 decreased 4.9% to NT$43.15 billion. The decrease was mainly due to the lower cost of handsets sold resulting from a decrease in handset sales.

Income Tax

Income tax expense for the first quarter of 2014 increased by 0.6% to NT$1.96 billion.

Operating Income and Net Income

Income from operations for the first quarter of 2014 increased by 5.9% to NT$11.90 billion. The operating margin was 21.6%, compared to 19.8% in the same period of 2013. Net income increased by 10.9% to NT$10.20 billion. Basic earnings per share was NT$1.32.

Cash Flow and EBITDA

Cash flow from operating activities for the first quarter of 2014 increased by 13.7% to NT$9.70 billion. EBITDA increased by 5.2% to NT$20.27 billion. The EBITDA margin was 36.8% compared to 34.0% in the same period of 2013. The increase in EBITDA margin was primarily due to lower handset sales, which have a lower EBITDA margin than the traditional telecom services.

Capital Expenditure (“Capex”)

Total Capex for the first quarter of 2014 decreased by 23.4% to NT$5.77 billion, and was comprised of 54.5% domestic fixed communications, 20.3% mobile, 14.9% internet, 7.0% international fixed communications, and the remainder from others.

Business and Operational Highlights Broadband/HiNet

  The Company is continuing to execute its strategy of encouraging FTTx migration. By March 31st, 2014, the number of FTTx subscribers reached 2.99 million, accounting for 66.0% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 60Mbps and higher increased by 23.2%, reaching 1.19 million.
  HiNet broadband subscribers increased 0.1% year-over-year, totaling 3.78 million as of March 31st, 2014.

Mobile

  As of March 31st, 2014, Chunghwa had 10.78 million mobile subscribers, representing a 4.1% year-over-year increase. The Company also had 4.29 million mobile internet subscribers, representing a 49.5% year-over-year increase, or an additional 1.42 million subscribers. Chunghwa accounted for 35.6% of the mobile internet market share as of March 31st, 2014.

Fixed-line

  As of March 31st, 2014, the Company maintained its leading position in the fixed-line market, with a total of 11.51 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute

“forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures; these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures; these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. Chunghwa provides fixed line, mobile, broadband access, and internet services. The Company also provides information and communication technology services to corporate customers.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw